Exhibit 99.1

MATERIAL FACT (“HECHO ESENCIAL”)

Celulosa Arauco y Constitución S.A.

Registration in the Securities Registry No. 42

Santiago (Chile), October 28, 2019

Mr.

President

Commission for the Financial Market

(Comisión para el Mercado Financiero)

Dear Sirs:

The undersigned, on behalf of the closely held corporation (sociedad anónima cerrada) named Celulosa Arauco y Constitución S.A. (the “Company” or “Arauco”), both domiciled in the Metropolitan Region of Chile, at Avenida El Golf No. 150, 14th Floor, commune of Las Condes, a company registered in the Securities Registry under No. 42, Chilean Taxpayer Identification No. 93,458,000-1, and being duly entitled for these purposes, hereby reports the following material information concerning the Company and its businesses, pursuant to article 9 and the second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30 issued by the Commission for the Financial Market:

Supplementing the information provided to you through the Material Fact dated October 7, 2019, we hereby inform that the Extraordinary Shareholders’ Meeting referred to in such Material Fact, approved on the date hereof to amend article Thirty Sixth of the Company’s bylaws, in order to establish that the Ordinary Shareholders Meeting will be the one determining on an annual basis, the dividend distribution amount for the respective period, without being subject to the 30% distributable minimum indicated in the Chilean Corporations Law.

Very truly yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange. La Bolsa No. 64, Santiago

- Chilean Electronic Exchange. Huérfanos 770, 14th Floor, Santiago

- Representative of the Bondholders (Banco Santander). Bandera 140, Santiago